Exhibit 10.37

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This Amended and Restated Employment Agreement (“Employment Agreement”), effective March 8, 2011, is between CAMAC Energy Inc. (“Company”) and Abiola L. Lawal, a resident of Texas (“Employee”), the terms and conditions of which are as follows:

WHEREAS, Employee wishes to enter into this Employment Agreement to receive the benefit of the provisions contained in it.

NOW THEREFORE, for good and valuable consideration, the sufficiency and receipt of which are acknowledged, the Company and Employee agree as follows:

1.  TERMS OF EMPLOYMENT.

Subject to the terms and conditions set forth in this Employment Agreement, your employment hereunder shall commence on September 1, 2010, and shall continue until Employee’s removal or resignation.

This Employment Agreement amends and restates in full that certain Employment Offer Letter, dated September 1, 2010, entered by and between the Company and the Employee.

Employee understands that his employment with the Company is “at-will,” and may be terminated by Employee or the Company at any time and for any reason.  No provision of this Employment Agreement or any other agreement with the Company shall be construed to create an express or implied employment contract, or a promise of employment for any specific period of time.

2.  POSITION AND DUTIES.

(a)  Position.  Employee’s position shall be Executive Vice President and Chief Financial Officer of the Company, to serve at the pleasure of the Board of Directors of the Company (the “Board”), and Employee shall also serve in such other offices and positions with the Company’s subsidiaries and joint ventures as the Board requests from time to time.

(b)  Duties and Responsibilities.  Employee’s duties and responsibilities shall be those normally associated with Employee’s position, plus any additional duties and responsibilities the Chief Executive Officer, Chairman, or Board of Directors of the Company may assign orally or in writing to Employee initially and from time to time.  Employee shall undertake to perform all Employee’s duties and responsibilities for the Company and its affiliates in good faith and on a full-time basis and shall at all times act in the course of Employee’s employment under this Employment Agreement in the best interest of the Company and the Company’s affiliates.  Employee shall report to the Chief Executive Officer and the Board of Directors of the Company.

3.  COMPENSATION AND BENEFITS

(a)  Base Salary.  During the term of Employee’s employment with the Company under this Employment Agreement, Employee’s yearly base salary shall be not less than $315,000.00, which yearly base salary shall be payable from the Company’s Houston offices to Employee in accordance with the Company’s standard payroll practices and policies, and shall be subject to such withholdings as required by U.S. Federal law and the State of Texas or as otherwise permissible under such practices or policies.  The Company shall annually review Employee’s base salary.

(b)  Annual Bonus.  Employee shall be eligible for an annual performance bonus with a target of 100% of base salary and a range of 0% - 100%.  Such bonus shall be based on Employee’s performance under the guidelines adopted by the Company, the Company’s overall performance and any special circumstances the Compensation Committee and the Company’s Board of Directors deem appropriate.  Any such bonus is to be determined based on reaching performance objectives as set by the Company’s Compensation Committee and/or the Company’s Board of Directors.

(c)  Employee Benefits Plans.  Employee shall be eligible to participate in the employee benefit plans, programs and policies maintained by the Company for similarly situated employees in accordance with the terms and conditions to participate in such plans, programs, and policies as in effect from time to time.

(d)  Vacation.  Employee shall be entitled to five (5) weeks annual vacation.

(e)  Expenses.  The Company shall pay or reimburse Employee for all reasonable expenses actually incurred or paid by Employee in the performance of his services hereunder upon the presentation of expense statements or vouchers or such other supporting information as the Company may reasonable require of Employee.

(f)  Office Facilities and Services.  Employee shall be accorded such benefits and support services, including without limitation, office facilities, administrative assistant, communications, and such other perquisites as would normally be accorded by a corporation of the size and at the stage of development in the industry in which the Company is, to its Executive Vice President and Chief Financial Officer.

(g)  Indemnification.  Employee shall be entitled to the benefit of the indemnification provisions contained in the bylaws of the Company, as the same may be amended.

4.  TERMINATION OF EMPLOYMENT.

(a)  Termination By The Company Other Than For Cause; Or By Employee For Good Reason.

(1)  The Company shall have the right to terminate Employee’s employment other than for Cause at any time and Employee shall have the right to resign for Good Reason at any time.

(2)  If (a) the Company or its successors terminate Employee’s employment with the Company other than for Cause or (b) Employee resigns for Good Reason, then:  (u) the Company shall pay to Employee within thirty (30) days after the termination or resignation an amount equal to twenty-four (24) months of Employee’s base salary plus target bonus as in effect immediately before Employee’s termination of employment or resignation; (v) the Company shall pay to Employee within thirty (30) days after the termination or resignation an amount equal to twenty-four (24) months of the maximum contribution the Company may make for Employee under the Company’s 401(k), profit sharing plan and pension plan as in effect immediately before Employee’s termination of employment or resignation; (w) any outstanding stock option(s) or restricted stock granted by the Company to Employee shall become fully vested and options shall remain exercisable for twelve (12) months following Employee’s termination pursuant to this Section 4(a)(2), or the tenth anniversary of the date(s) of the grant(s) specified in te relevant option agreement(s), whichever is the shorter period; (x) a certificate(s) representing such restricted shares will be delivered to Employee within thirty (30) days after the end of the applicable restriction period; (y) Employee shall be reimbursed for up to $20,000 of outplacement services with an outplacement service approved by the Company; and (z) the Company shall continue to provide Employee and Employee’s dependents with the same level of life, disability, accident, dental and health insurance benefits Employee and Employee’s dependents were receiving immediately before Employee’s termination for the shorter of (i) two (2) years following Employee’s termination or resignation or (ii) through the date that Employee commences employment with another employer that offers life, disability, accident, dental and health insurance benefits to Employee and Employee’s dependents similar to those received by Employee and Employee’s dependents on the date of termination or resignation.

(3)  If the termination or resignation described in Section 4(a)(2) occurs within one (1) year after or six (6) months before a Change of Control, then (s) the Company shall pay to Employee, within thirty (30) days after the termination of employment or resignation an amount equal to 2.5 times the Employee’s annual base salary plus target bonus as in effect immediately before Employee’s termination of employment or resignation; (t) the Company shall pay to Employee within thirty (30) days after the termination or resignation an amount equal to 2.5 times the maximum contribution the Company may make for Employee under the Company’s 401(k), profit sharing plan and pension plan as in effect immediately before Employee’s termination of employment or resignation; (u) any outstanding stock option(s) or restricted stock granted by the Company to Employee shall become fully vested and, if applicable, options shall remain exercisable for twelve (12) months following Employee’s termination or resignation, or the tenth anniversary of the date(s) of the grant(s) specified in the relevant option agreement(s), whichever is the shorter period; (v) a certificate(s) representing such restricted shares will be delivered to Employee within thirty (30) days after the end of the applicable restriction period; (w) Employee shall be reimbursed for up to $20,000 of outplacement services with an outplacement service approved by the Company; and (x) the Company shall continue to provide Employee and Employee’s dependents with the same level of life, disability, accident, dental and health insurance benefits Employee and Employee’s dependents were receiving immediately before Employee’s termination or resignation for the shorter of (i) two (2) years following the later to occur of the termination or resignation, or (ii) through the date that Employee commences employment with another employer that offers life, disability, accident, dental and health insurance benefits to Employee and Employee’s dependents similar to those received by Employee and Employee’s dependents on the date of termination or resignation,   In the event the Change of Control occurs six (6) months following the termination or resignation and Employee has already received the benefits set forth in Sections 4(a)(2)(u) and (v) above (i.e., 2.0 times base salary and target bonus and 2.0 times Company contributions), the Company shall make an additional adjustment payment to Employee necessary to make the aggregate payments previously paid to Employee under Sections 4(a)(2)(u) and (v) equal those due under Sections 4(a)(3)(s) and (t) as a result of the Change of Control.

(b)  Termination By The Company For Cause; Or By Employee Other Than For Good Reason.

(1)  The Company shall have the right to terminate Employee’s employment at any time for Cause, and Employee shall have the right to quit or resign at any time other than for Good Reason.

(2)  If the Company terminates Employee’s employment for Cause, or Employee quits or resigns other than for Good Reason, the Company’s only obligation to Employee under this Employment Agreement shall be to pay Employee’s base salary (including accrued vacation) actually earned to the date the Employee’s employment terminates.

(c)  Termination for Disability or Death.

(1)  Notwithstanding anything to the contrary herein, the Company shall have the right to terminate Employee’s employment on or after the date Employee has a Disability, and Employee’s employment shall terminate at Employee’s death.

(2)    If Employee’s employment terminates under this Section 4(c), the Company shall pay Employee or, if Employee dies, Employee’s estate, no further compensation or benefits with respect to his employment, except those which have accrued due and those which may be provided to him pursuant to a group disability and insurance policies or the Company’s 401(k), profit sharing plan and pension plan will be paid.  The Employee or his estate will have 90 days from the date of termination to exercise stock options. The Employee’s vested restricted stock will be issued to him or his estate in thirty (30) days.

(d)  Cause.  The term “Cause” shall mean Employee’s (1) conviction of, or plea of nolo contendere to, a felony or any other crime involving moral turpitude; (2) fraud on or misappropriation of any funds or property of the Company or any of its affiliates, customers or vendors; (3) act of material dishonesty, willful misconduct, willful violation of any law, rule or regulation, or breach of fiduciary duty involving personal profit, in each case made in connection with Employee’s responsibilities as an employee, officer or director of the Company and which has, or could reasonably be deemed to result in, a Material Adverse Effect upon the Company (a defined below); (4) illegal use or distribution of drugs; (5) material violation of any policy or code of conduct of the Company; or (6) material breach of any provision of this Employment Agreement or any other employment, non-disclosure, non-competition, non-solicitation or other similar agreement executed by Employee for the benefit of the Company or any of its affiliates, all as determined by the Board of Directors of the Company. However, an event that is or would constitute “Cause” shall cease to be “Cause” if Employee reverses the action or cures the default that constitutes “Cause” within 10 days after the Company notifies Employee in writing that Cause exists.

No act or failure to act on Employee’s part will be considered “willful” unless it is done, or omitted to be done, by Employee in bad faith or without reasonable belief that such action or omission was in the best interests of the Company.  Any act or failure to act that is based on authority given pursuant to a resolution duly passed by the Board, or the advice of counsel to the Company, shall be conclusively presumed to be done, or omitted to be done, in good faith and in the best interests of the Company.

For purposes of this section, “Material Adverse Effect” means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of the Company or its subsidiaries, taken as a whole.

(e)  Good Reason.  “Good Reason” means the occurrence of any of the following without Employee’s written consent: (a) the assignment to Employee of duties substantially inconsistent with this Employment Agreement or a material adverse change in Employee’s titles or authority; (b) any failure by the Company to comply with Section 3 hereof in any material way; (c) any material breach of this Employment Agreement by the Company; or (d) the relocation of Employee more than fifty (50) miles from the location of the Company’s principal office located at 1330 Post Oak Blvd., Houston, Texas 77056.  However, an event that is or would constitute “Good Reason” shall cease to be “Good Reason” if:  (i) Employee does not terminate employment within 45 days after the event occurs; (ii) before Employee terminates employment, the Company reverses the action or cures the default that constitutes “Good Reason” within 10 days after Employee notifies it in writing that Good Reason exists; or (iii) Employee was a primary instigator of the “Good Reason” event and the circumstances make it inappropriate for Employee to receive “Good Reason” termination benefits under this Employment Agreement (e.g., Employee agrees temporarily to relinquish his position on the occurrence of a merger transaction Employee assists in negotiating).

(f)  Disability.  Employee shall have a “disability” under this Employment Agreement on the date the Company receives written notice from a physician selected by the Company that Employee has a “disability,” as defined in Section 22(e)(3) of the Internal Revenue Code, as amended).

(g)  Change of Control.  A “Change of Control” shall mean:  (i) a merger, consolidation or sale of capital stock by existing holders of capital stock of the Company that results in more than 50% of the combined voting power of the then outstanding capital stock of the Company or its successor changing ownership; (ii) the sale, or exclusive license, of all or substantially all of the Company's assets; or (iii) the individuals constituting the Company’s Board as of the date of the Employment Agreement (the “Incumbent Board”) cease for any reason to constitute at least 1/2 of the members of the Board; provided, however, that if the election, or nomination for election by the Company’s stockholders, of any new director was approved by a vote of the Incumbent Board, such new director shall be considered a member of the Incumbent Board. Notwithstanding the foregoing and for purposes of clarity, a transaction shall not constitute a Change in Control if: (w) its sole purpose is to change the state of the Company’s incorporation; (x) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction; (y) it is a transaction effected primarily for the purpose of financing the Company with cash (as determined by the Board in its discretion and without regard to whether such transaction is effectuated by a merger, equity financing or otherwise); or (z) the individual, entity or group (within the meaning of Section 13(d)(3) or (14(d)(2) of the Securities Exchange Act of 1934) that is the acquiring or surviving party in a transaction described in subsections (g)(1) and g(2) above is, as of the date of the Employment Agreement, in control of, shares common control of, or is an affiliate of, CAMAC Energy Holdings Limited.

(h)  Benefits. Employee shall have the right to receive any benefits payable under the Company’s employee benefits plans, programs and policies (other than a termination and separation or severance plan that the Company may adopt at a future date that may be applicable to executives and/or employees of the Company (a “Severance Plan”)) which Employee otherwise has a non-forfeitable right to receive under the terms of such plans, programs and policies (other than severance benefits) independent of Employee’s rights under this Employment Agreement upon a termination of employment in addition to any other benefits under this Section 4 without regard to the reason for such termination of employment.  Employee acknowledges and agrees that until the termination of this Employment Agreement, he shall not be entitled to participate in a Severance Plan.

(i)  Notice of Termination.  Any termination by the Company or by Employee for any reason shall be communicated by a notice of termination to the other party hereto and shall be given in accordance with Section 6(a).  Such notice shall state the specific termination provision in the Employment Agreement upon which the termination relies, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provisions so indicated, to the extent applicable.

(j)  Officer and Directorship.  In the event Employee is terminated or resigns for any reason, Employee agrees to resign, effective the same date, from any office or directorship held with the Company or any of its subsidiaries or affiliate companies.

(k)  No Mitigation.  Employee shall not be required to mitigate the amount of any severance payment contemplated by this Employment Agreement, nor shall any such payment be reduced by any earnings that Employee may receive from any other source, except and to the extent expressly provided herein.

(l)  Stock Award Agreements.  In the event of a conflict adverse to Employee between the terms of this Employment Agreement and the terms of any agreement granting Employee stock options or restricted stock, the conflicting terms of this Employment Agreement shall govern, unless otherwise required by applicable law.

5.  COVENANTS BY EMPLOYEE

(a)  Property of the Company.

(1)  Employee covenants and agrees that upon the termination of Employee’s employment for any reason or, if earlier, upon the Company’s request Employee shall promptly return all Property which has been entrusted or made available to Employee by the Company or any of its subsidiaries.

(2)  The term “Property” shall mean all records, files, presentations, agreements, memoranda, reports, price lists, drawing, plans, sketches, keys, codes, computer hardware and software and other property of any kind or description prepared, used or possessed by Employee during Employee’s employment by the Company and during any period Employee was a director of the Company (and any duplicates of any such property) together with any and all information, ideas, concepts, discoveries, and inventions and the like conceived, made, developed or acquired at any time by Employee individually or with others during Employee’s employment which relate to the business, products or services of the Company or any of its subsidiaries.

(b)  Trade Secrets.

(1)  In consideration for the promises made in Section 5(d) of this Employment Agreement, the Company promises that it shall provide and make available to Employee certain confidential, proprietary information and trade secrets.

(2)  Employee covenants and agrees that Employee shall hold in a fiduciary capacity for the benefit of the Company and each of its affiliates, and shall not directly or indirectly use or disclose, any Trade Secret that Employee may have acquired pursuant to Section 5(b)(1) above during the term of Employee’s employment by the Company for so long as such information remains a trade secret.

(3)  The term “Trade Secret” shall mean information, including, but not limited to, technical or non-technical data, a formula, a patent, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, or that (a) derives economic value, actual or potential, from not being generally known to, and not being generally readily ascertainable by proper means by other persons who can obtain economic value from its disclosures or use and (b) is the subject of reasonable efforts by the Company and its affiliates to maintain its secrecy.

(4)  This Section 5(b) is intended to provide rights to the Company and its subsidiaries which are in addition to those rights the Company and its subsidiaries have under the common law or applicable statutes for the protection of trade secrets.

(c)  Confidential Information

(1)  Employee covenants and agrees while employed under this Employment Agreement and thereafter during the Restricted Period he shall hold in a fiduciary capacity for the benefit of the Company and each of its affiliates, and shall not directly or indirectly use or disclose, any of the Company’s or the Company’s affiliates’ Confidential or Proprietary Information that Employee may have acquired (whether or not developed or compiled by Employee and whether or not Employee is authorized to have access to such information) during the term of, and in the course of, or as a result of Employee’s employment by the Company or its affiliates, except as may be necessary in the ordinary course of performing Employee’s duties as an employee of or consultant to the Company and except as required by law (subject to providing the Company with an opportunity to seek a protective order or other such remedy).

(2)  All Confidential or Proprietary Information shall be the sole property of the Company and its assigns or a third party, as applicable, and the Company and its assigns or such third party shall be the sole owner of all patents and other rights in connection with such Confidential or Proprietary Information.  Employee hereby assigns to the Company any rights he may have or acquire in any or all Confidential or Proprietary Information.  Employee recognizes that the Company has received and in the future will receive information from third parties which is private or proprietary information, subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes.  Employee agrees, during the term of his employment or consulting relationship with the Company and thereafter, to hold all such private or proprietary information received from third parties in the strictest confidence and not to disclose or use it, except as necessary in carrying out his work for the Company consistent with the Company’s agreement with such third party and except as required by law (subject to providing the Company with an opportunity to seek a protective order or other such remedy).

(3)  As part of the consideration for Employee’s employment or consulting relationship with the Company, Employee has not brought and will not bring to the Company, or use or disclose in the performance of his responsibilities any equipment, supplies, facility, electronic media, software, trade secret or other information or property of any former employer or any other person or entity which are not generally available to the public, unless Employee has obtained their written authorization for its possession and use.

(4)  The term “Confidential or Proprietary Information” shall mean any secret, confidential or proprietary information of the Company or an affiliate (not otherwise included in the definition of a Trade Secret under this Employment Agreement) that has not become generally available to the public by the act of one who has the right to disclose such information without violation of any right of the Company or its affiliates.

(d)  Non-Competition. During the period of Employee’s employment with the Company and thereafter during the Restricted Period, Employee covenants and agrees that, in connection with the business operations and prospective interests of the Company on the date of Employee’s termination as an employee of the Company, which prospective interests are disclosed or known to Employee prior to or on the date of Employee’s termination as an employee of the Company, he shall not, directly or indirectly, own any interest in, manage, control, participate in, consult with, render services for, or in any manner engage in any businesses in competition with the Company or materially adverse to the Company (unless the Company’s Board of Directors shall have authorized such activity and the Company shall have consented thereto in writing).  Investments in less than 5% of the outstanding securities of any class of the Company subject to the reporting requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, shall not be prohibited by this section.  For purposes of this Section 5(d), the term “Company” shall include CAMAC Energy Inc. and any of its affiliates or subsidiaries or any company in which it is a minority shareholder or a joint venture partner.  For purposes of this Section 5(d), the term “businesses” shall mean any enterprise, commercial venture, or project involving oil and gas exploration, development, production or distribution activities in the same geographic areas as the Company’s activities during the period of Employee’s employment.

Further, during the period of Employee’s employment with the Company and thereafter during the Restricted Period, Employee covenants and agrees that he will not directly or indirectly through another entity induce or otherwise attempt to influence any employee of the Company to leave the Company’s employment or in any way interfere with the relationship between the Company and any employee thereof.  Further, Employee will not induce or attempt to induce any customer, supplier, licensee, joint venture partner, shareholder, licensor or other business relation of the Company to cease doing business with the Company or in any way interfere with the relationship between any such customer, supplier, licensee, joint venture partner, shareholder, licensor or business relation of the Company.

If (i) pursuant to the arbitration process described in Section 6(c) of this Employment Agreement (or such other process as to which the Company and Employee may agree upon in writing), it is determined that Employee has violated the provisions of this Section 5(d), and (ii) Employee has received a payment from the Company pursuant to Section 4(a)(2)(v), Section 4(a)(3)(s), Section 4(a)(3)(t), Section 4(a)(4)(s) or Section 4(a)(4)(t) of this Employment Agreement (the “Lump Sum Severance Amount”), then, in addition to any other remedies that the Company may have, Employee shall be obligated, and hereby agrees, to pay the Company, as liquidated damages, an amount (but not less than zero) equal to the product of (x) the Lump Sum Severance Amount and (y) a fraction whose numerator is the excess of twenty-four (24) over the number of calendar months that have elapsed since the last day of Employee’s termination of employment under Section 4 of this Employment Agreement and whose denominator is twenty-four (24).

(e)  Employment Restriction – Conflict of Interest.  Employee covenants and agrees that he will not receive and has not received any payments, gifts, or promises and Employee will not engage in any employment or business enterprises that in any way conflict with his service and the interests of the Company or its affiliates.  In addition, Employee agrees to comply with the laws or regulations of any country, including, without limitation, the United States of America, having jurisdiction over Employee, the Company or any of the Company’s subsidiaries.

Employee shall not make any payments, loans, gifts or promises or offers of payments, loans or gifts, directly or indirectly, to or for the use or benefit of any official or employee of any government or to any other person if Employee knows, or has reason to believe, that any part of such payments, loans or gifts or promise or offer, would violate the laws or regulations of any country, including, without limitation, the United States of America, having jurisdiction over Employee, the Company or any of the Company’s subsidiaries.

By signing this Employment Agreement, Employee acknowledges that he has not made and will not make any payments, loans, gifts, promises of payments, loans or gifts to or for the use or benefit of any official or employee of any government or to any other person which would violate the laws or regulations of any country, including, without limitation, the United States of America, having jurisdiction over Employee, the Company or any of the Company’s subsidiaries.

(f)  Restricted Period.  The term “Restricted Period” shall mean the two-year period which starts on the date Employee’s employment terminates with the Company.

(g)  Reasonable and Continuing Obligations.  Employee agrees that Employee’s obligations under this Section 5 are obligations which will continue beyond the date Employee’s employment terminates and that such obligations are reasonable and necessary to protect the Company’s legitimate business interests.  The Company additionally shall have the right to take such other action as the Company deems necessary or appropriate to compel compliance with the provisions of this Section 5.

6.  MISCELLANEOUS

(a)  Notices.  Notices and all other communications shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail.  Notices to the Company shall be sent to 1330 Post Oak Blvd., Suite 2575, Houston, Texas 77056, Attention:  Secretary.  Notices and communications to Employee shall be sent to Employee’s home address as indicated by the records of the Company.

(b)  No Waiver.  Except for the notice described in Section 4(f), no failure by either the Company or Employee at any time to give notice of any breach by the other of, or to require compliance with, any condition or provision of this Employment Agreement shall be deemed a waiver of any provisions or condition of this Employment Agreement.

(c)  Arbitration and Governing Law.  ANY UNRESOLVED DISPUTE OR CONTROVERSY BETWEEN EMPLOYEE AND THE COMPANY ARISING UNDER OR IN CONNECTION WITH THIS EMPLOYMENT AGREEMENT SHALL BE SETTLED EXCLUSIVELY BY ARBITRATION, CONDUCTED IN ACCORDANCE WITH THE RULES OF THE AMERICAN ARBITRATION ASSOCIATION THEN IN EFFECT.  THE COMPANY WILL BEAR THE ADMINISTRATIVE COSTS OF ANY ARBITRATION UNDER THIS EMPLOYMENT AGREEMENT, INCLUDING THE ARBITRATOR’S FEES.  THE ARBITRATOR SHALL NOT HAVE THE AUTHORITY TO ADD TO, DETRACT FROM OR MODIFY ANY PROVISION HEREOF.  THE ARBITRATOR SHALL HAVE THE AUTHORITY TO ORDER REMEDIES WHICH EMPLOYEE COULD OBTAIN IN A COURT OF COMPETENT JURISDICTION.  A DECISION BY THE ARBITRATOR SHALL BE IN WRITING AND WILL BE FINAL AND BINDING.  JUDGMENT MAY BE ENTERED ON THE ARBITRATOR’S AWARD IN ANY COURT HAVING JURISDICTION.  THE ARBITRATION PROCEEDING SHALL BE HELD IN HOUSTON, TEXAS, UNITED STATES OF AMERICA.  NOTWITHSTANDING THE FOREGOING, THE COMPANY SHALL BE ENTITLED TO SEEK INJUNCTIVE OR OTHER EQUITABLE RELIEF FROM ANY COURT OF COMPETENT JURISDICTION, WITHOUT THE NEED TO RESORT TO ARBITRATION IN THE EVENT THAT EMPLOYEE VIOLATES SECTIONS 5(b), 5(c), 5(d) OR 5(e) OF THIS EMPLOYMENT AGREEMENT.  THIS EMPLOYMENT AGREEMENT SHALL IN ALL RESPECTS BE CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF TEXAS.

(d)  Assignment by the Company; Meaning of “Company.”  This Employment Agreement shall be binding upon and inure to the benefit of the Company and any successor to all or substantially all of the business or assets of the Company.  The Company may assign this Employment Agreement to any affiliate or successor, and no such assignment shall be treated as a termination of Employee’s employment under this Employment Agreement; provided, however, that in the case of an assignment to an affiliate, the Company shall not be relieved of its obligations under this Employment Agreement.  The Company will require any successor corporation (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company to expressly assume and to agree to perform this Employment Agreement in the same manner and to the same extent as the Company, as if no such succession had taken place.  Failure of the Company to obtain such assumption and agreement prior to, or effective upon, the effectiveness of any such succession shall be a material breach of this Employment Agreement.  As used in this Employment Agreement, “Company” shall mean the Company as hereinbefore defined and any successor to its business or assets as aforesaid which assumes and agrees to perform this Employment Agreement by operation of law, or otherwise.

(e)  Assignment by Employee.  Employee’s rights and obligations under this Employment Agreement are personal, and they shall not be assigned or transferred without the Company’s prior written consent.

(f)  Other Agreements.  With the exception of the Company’s stock option plans (and related agreements), restricted stock plan (and related agreements) and incentive plans, and the guidelines referred to in Section 3(b), this Employment Agreement replaces and merges any and all previous agreements and understandings regarding all the terms and conditions of Employee’s employment relationship with the Company, and this Employment Agreement constitutes the entire agreement of the Company and Employee with respect to such terms and conditions.  This Employment Agreement specifically supersedes in its entirety that certain Employment Offer Letter dated September 1, 2010, by and between the Company and Employee, which shall have no further force or effect.

(g)  Amendment.  No amendment to this Employment Agreement shall be effective unless it is in writing and signed by the Company and by Employee.

(h)  Invalidity.  If any provision of this Employment Agreement is held to be invalid illegal or otherwise unenforceable, the remaining provisions shall be unaffected and shall continue in full force and effect, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

(i)  Enforceability by Beneficiaries.  This Employment Agreement shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, legal or personal representatives and successors and if Employee should die while any amount would still be payable to him hereunder if he had continued to live, all such amounts shall be paid in accordance with the terms of this Employment Agreement to Employee’s devisee, legatee or other designee or, if there is no such designee, to his estate.

(j)  Reimbursement of Certain Expenses.  To the extent Employee shall prevail in any arbitration proceeding pursuant to Section 6(c) to resolve any dispute or controversy between Employee and the Company arising under or in connection with this Employment Agreement, then the Company shall reimburse Employee, or pay on Employee’s behalf, all of Employee’s reasonable expenses, including without limitation attorneys’ fees, incurred by Employee in connection with the arbitration.

AGREED:

/s/ Abiola L. Lawal	/s/ Byron A. Dunn
Signature	Company Representative

Abiola L. Lawal	Byron A. Dunn
Print Name	Print Name

Date: March 8, 2011	Date: February 23, 2011

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